FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 18, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for December 18, 2006 and incorporated by reference herein is the Registrant’s immediate report dated December 18, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: December 18, 2006

BluePhoenix Solutions Completes Platform Migration for the Port of Felixstowe,
Largest Container Port Facility in the UK

▶	Modern Environment Will Enable the Port of Felixstowe to Use Cutting Edge Technologies, IncludingUp-to-date Tracking Technologies
▶	New System Deployed with No Disruption to Port Operations

LONDON, UK & HERZLIA, Israel – Dec. 18, 2006 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in enterprise IT modernization, today announced that it has completed its Bull Mainframe to HP Server platform migration project with the Port of Felixstowe, a member of the Hutchison Ports Holding Group (HPH) and the largest container port in the UK.

HPH is the world’s leading port investor, developer and operator as well as an industry leader in the application of technologies to strengthen the entire transportation and logistics chain. It operates 3 ports in the UK and a further 41 other ports in 22 countries around the world. The Port of Felixstowe determined that moving its central container tracking system to a modern environment was critical, since the aging Bull environment was difficult to maintain and enhance and did not enable the incorporation of cutting edge technologies such as Radio Frequency Identification (RFID), which it wanted to implement in order to maintain leadership in its field.

According to Andy Free, head of IT for the Port of Felixstowe, “A well-designed transformation plan was vital, since with over 4,000 container trucks delivering cargo each day, we could not afford a poorly executed transition between the legacy and the new system. In fact, the BluePhoenix migrated system was brought up live by the Port’s IT team in only five hours, with no disruption to port operations. Since then, no bugs or other issues have negatively impacted the port’s business.”

The BluePhoenix-led project included the migration of the Port of Felixstowe’s entire Container Handling System (CHARTS) from a Bull mainframe environment to a Windows/SQL Server environment using Tuxedo and Micro Focus Net Express, running on HP servers.

The in-house developed CHARTS application processes over one million online transactions daily and functions in a true 24x7 fail-safe environment. CHARTS is the central management and control system for the Ports’ container and Roll-On-Roll-Off (RO-RO) shipping terminals, providing information on location, status and availability of cargo. This system currently supports three major shipping terminals.

With the new system in place, the Port of Felixstowe is now testing RFID-based Container tracking systems that will provide essential information to key parties in the logistics chain. Those business critical systems could not easily be implemented within its legacy environment.

“New software packages and development tools are no longer being developed for aging platforms, so companies worldwide are migrating existing applications to new open environments, thus getting them ready to meet both planned and anticipated future business needs,” said Yoram Sadan, director of sales for the UK and Ireland at BluePhoenix. “In the Port of Felixstowe’s case, the move to a modern environment will enable it to meet its business needs. The Port of Felixstowe has an enhanced leading-edge technology which is used to better serve its customer’s needs. Forward-thinking companies such as the Port of Felixstowe can easily manage the enhancement of their system with our low risk, automated modernization tools.”

About the Port of Felixstowe (www.portoffelixstowe.co.uk)
The Port of Felixstowe, located near Ipswich, is the largest container port in the UK and one of the largest in Europe. The Port of Felixstowe is a member of the Hutchison Port Holdings (HPH) Group, a subsidiary of the multinational conglomerate Hutchison Whampoa Limited (HWL). HPH is the world’s leading port investor, developer and operator, with interests in 22 countries throughout Asia, the Middle East, Africa, Europe and the Americas. Today, HPH operates a total of 255 berths in 44 ports, together with a number of transportation-related service companies. With industry-recognised core competence in the effective and efficient management and operation of ports, the HPH Group handled 51.8 million TEU (Twenty foot Equivalent container Units) in 2005.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix (NASDAQ: BPHX) is a leading global provider of modernization solutions for legacy information systems. Its unique suite of automated tools and services helps customers grow revenue, reduce costs, shorten time to market, and extend the ROI of their existing legacy systems. BluePhoenix is unique in addressing the full range of IT modernization through automated migration solutions that mitigate risk, minimize IT downtime, and preserve application business logic.

BluePhoenix offerings help firms effectively plan and carry out strategic projects that enable business growth such as database, application, and platform migrations; SOA enablement; field transformations; system standardizations; application development; transformation of COBOL applications business rules to OO Java; and legacy application’s maintenance.

Its solutions serve companies from numerous, diverse industries, such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, RSI, SDC Udvikling, and TEMENOS. BluePhoenix has 12 offices in the USA, UK, Denmark, Germany, Italy, the Netherlands, Australia, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Tsipora Cohen
VP, Worldwide Marketing
BluePhoenix Solutions
+1 781-652-8945
tcohen@bphx.com